Exhibit 99.1

Aurinia to Webcast at Upcoming Investor Conferences

VICTORIA, British Columbia--(BUSINESS WIRE)--September 5, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”) plans to present at three upcoming investor conferences where Aurinia management will provide an overview of the Company. The conferences will be webcast live and will be available in the Investor Relations section of the Company's website at www.auriniapharma.com.

Monday, September 11, 2017, Aurinia will present at the Rodman & Renshaw 19th Annual Global Investment Conference in New York City at 2:35pm ET

Tuesday, September 26, 2017, Aurinia will present at the Cantor Fitzgerald 3rd Annual Healthcare Conference in New York City at 10:55am ET

Wednesday, September 27, 2017, Aurinia will present at the LEERINK Partners Roundtable Series: Rare Disease & Immuno-Oncology in New York City at 8:00am ET

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com

Forward Looking Statements
This press release contains forward-looking statements, which are generally statements that are not historical facts.. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2016 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investors:
Celia Economides
Vice President, Public Affairs
ceconomides@auriniapharma.com
or
Media:
Chris Hippolyte
Christopher.Hippolyte@inventivhealth.com